ROC Energy Acquisition Corp.

16400 Dallas Parkway

Dallas, TX 75248

VIA EDGAR

January 6, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: William Demarest

Re:          ROC Energy Acquisition Corp.

Form 10-K for the Year Ended December 31, 2021

Filed March 24, 2022

File No. 001-41103

Dear Mr. Demarest,

ROC Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 21, 2022, regarding the Form 10-K for the Year Ended December 31, 2021 submitted to the Commission on March 24, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully advises the Staff in that Alberto Pontonio, a director of the Company and a member of its sponsor, ROC Energy Holdings, LLC (the “Sponsor”), is a citizen of Italy and the United States. The Sponsor is not controlled by, and has no substantial ties with a non-U.S. person.

The Company plans to include a risk factor substantially in the form below in its Annual Report on Form 10-K for the year ended December 31, 2022 and other appropriate future filings under the Securities Act of 1933, as amended and Securities Exchange Act of 1934, as amended.

We may not be able to complete an initial Business Combination with a U.S. target company since such initial Business Combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial Business Combination to be consummated with us, we may not be able to consummate a Business Combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Alberto Pontonio, a director of the Company and a member of its sponsor, ROC Energy Holdings, LLC, is a citizen of Italy and the United States.

Outside the United States, laws or regulations may affect our ability to consummate a Business Combination with potential target companies incorporated or having business operations in jurisdiction where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Kimes
Daniel Kimes, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP